                                                     Registration No. 333-10555

   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 25, 1996

-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549

                              AMENDMENT NO. 1 to

                                   FORM S-3
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           MITCHAM INDUSTRIES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           TEXAS                                         76-0210849
(STATE OR OTHER JURISDICTION OF            (I.R.S. EMPLOYER IDENTIFICATION NO.)
INCORPORATION OR ORGANIZATION)

                              POST OFFICE BOX 1175
                             44000 HIGHWAY 75 SOUTH
                            HUNTSVILLE, TEXAS  77342
                                 (409) 291-2277
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
     INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             BILLY F. MITCHAM, JR.
                             POST OFFICE BOX 1175
                            44000 HIGHWAY 75 SOUTH
                           HUNTSVILLE, TEXAS  77342
                                (409) 291-2277
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                    INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   Copy to:
                              SABRINA A. MCTOPY
                    NORTON, JACOBS, KUHN & MCTOPY, L.L.P.
                            TEXACO HERITAGE PLAZA
                            1111 BAGBY, SUITE 2450
                          HOUSTON, TEXAS 77002-4004
                                (713) 659-1131

Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                    CALCULATION OF REGISTRATION FEE
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                                         PROPOSED     PROPOSED
                                         MAXIMUM      MAXIMUM
  TITLE OF EACH               AMOUNT     OFFERING     AGGREGATE     AMOUNT OF
CLASS OF SECURITIES           TO BE       PRICE       OFFERING    REGISTRATION
 TO BE REGISTERED           REGISTERED   PER SHARE      PRICE          FEE
-------------------------------------------------------------------------------
Common Stock, $.01 par
value ("Common Stock"). . .  615,830    $5.875(1)   $3,618,001.20   $1,247.59
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Common Stock
Underlying Warrants . . . .  242,953    $5.875(2)   $1,427,348.80     $492.19
-------------------------------------------------------------------------------
Total . . . . . . . . . . .                         $5,045,350.00   $1,739.78(3)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Pursuant to Rule 457(c), the registration fee for these shares is calculated based upon the last sale price of the Common Stock reported on the Nasdaq National Market System on October 21, 1996, or $5.875 per share.

(2) In accordance with Rule 457(g), the registration fee for these shares is calculated based upon a price of $5.875 per share, which is the highest of
     (i) the price at which the warrants may be exercised; (ii) the offering price of securities of the same class included in the registration statement; and (iii) the price of securities of the same class, as determined pursuant to Rule 457(c).

(4) $1,506.27 of this amount was paid with the initial Registration Statement on Form S-3, filed on August 29, 1996.


                          ---------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                               MITCHAM INDUSTRIES, INC.

                                CROSS REFERENCE SHEET

                     (PURSUANT TO ITEM 501(b) OF REGULATION S-K)
                               ________________________

ITEM      FORM SB-2 ITEM NUMBER AND CAPTION                  LOCATION IN PROSPECTUS
----      ---------------------------------                  ----------------------
1.        Forepart of the Registration Statement and
          Outside Front Cover Page of Prospectus............  Facing Page; Outside Front Cover of Prospectus

2.        Inside Front and Outside Back Cover Pages
          of Prospectus ....................................  Inside Front Cover Page; Outside Back Cover Page

3.        Summary Information, Risk Factors and
          Ratio of Earnings to Fixed Charges ...............  The Company; Risk Factors

4.        Use of Proceeds...................................  Not Applicable

5.        Determination of Offering Price...................  Not Applicable

6.        Dilution .........................................  Not Applicable

7.        Selling Security Holders .........................  Selling Security Holders

8.        Plan of Distribution..............................  Outside Front Cover Page; Plan of Distribution

9.        Description of Securities to be Registered........  Not Applicable

10.       Interests of Named Experts and Counsel............  Legal Matters

11.       Material Changes..................................  Not Applicable

12.       Incorporation of Certain Information by
          Reference.........................................  Documents Incorporated by Reference

13.       Disclosure of Commission Position On
          Indemnification for Securities Act Liabilities....  Not Applicable

                                                                      PROSPECTUS


                                    858,783 SHARES

                               MITCHAM INDUSTRIES, INC.

                                     COMMON STOCK
                                  ($0.01 PAR VALUE)

                                 -------------------

     This Prospectus relates to 858,783 shares of common stock, par value $0.01 per share (the "Common Stock"), of Mitcham, Industries, Inc., (the "Company") which may be offered and sold from time to time by security holders of the Company (the "Selling Security Holders"). Of the total number of shares offered hereby, 615,830 are currently outstanding shares of the Company's Common Stock owned by certain security holders of the Company and 242,953 are issuable upon the exercise of certain warrants to acquire Common Stock. See "Selling Security Holders." The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered hereby. However, if all of the 242,953 warrants representing shares of Common Stock in this offering are exercised, the Company will receive aggregate proceeds therefrom of approximately $962,000.

     The Company's Common Stock traded on the Nasdaq SmallCap Market under the symbol "MIND" from December 19, 1994 through April 25, 1996. The Company's Common Stock is currently traded on the Nasdaq National Market System under the symbol "MIND". On October 21, 1996 the last sales price of the Company's Common Stock was $5.875 per share.

     The Company Stock may be offered and sold from time to time by the Selling Security Holders named herein through dealers or agents or directly to one or more purchasers in fixed price offerings, in negotiated transactions, at market prices prevailing at the time of sale or at prices related to such market prices. The terms of the offering and sale of Common Stock with respect to which this Prospectus is being delivered, including any discounts, commissions or concessions allowed, or paid to dealers or agents, the purchase price of the shares of Common Stock, the proceeds to the Selling Security Holders, and any other material terms shall be as set forth in a Prospectus Supplement. See "Plan of Distribution" for possible indemnification arrangements for dealers and agents.

     FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                                 -------------------

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
          AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
            THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A
                                   CRIMINAL OFFENSE

                                 -------------------






                    The date of this Prospectus is _________, 1996

                                AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C. a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered by this Prospectus. Certain portions of the Registration Statement have not been included in this Prospectus. For further information, reference is made to the Registration Statement and the exhibits thereto. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement (with exhibits), as well as such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1023, Washington, D.C. 20549.

                         DOCUMENTS INCORPORATED BY REFERENCE

     The Company hereby incorporates by reference in this Prospectus (i) the Company's Annual Report on Form 10-KSB for the fiscal year ended January 31, 1996; (ii) the Company's Quarterly Report on Form 10-QSB for the six months ended July 31, 1996; and (iii) the description of the Company's Common Stock contained in the Company's Form SB-2, dated December 19, 1994, including any amendments, post-effective amendments or reports filed for the purpose updating such description. All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since January 31, 1996 are hereby incorporated herein by reference.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering covered hereby will be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or replaces such statement.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference in this Prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. All such requests should be directed to Mitcham Industries, Inc., Post Office Box 1175, 44000 Highway 75 South, Huntsville, Texas 77342,
Attention: Roberto Rios, telephone number (409) 291-2277.

                                  PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS.

THE COMPANY

     Mitcham Industries, Inc., a Texas corporation ("Company"), specializes in the leasing and sale of seismic equipment to the oil and gas industry. The Company provides short-term leasing of peripheral seismic equipment to meet a customer's requirements, as well as offering maintenance and support during the lease term. The Company leases its seismic equipment primarily to land-based seismic data acquisition companies and major oil and gas exploration companies conducting seismic data acquisition surveys in North and South America. The Company also sells and services new and used seismic data acquisition systems and peripheral equipment to companies engaged in oil and gas exploration.

     Seismic data acquisition equipment is used in the identification and graphic definition of subsurface geologic structures and formations which potentially contain oil and gas. Since the mid-1980s, the oil and gas industry has evolved from utilizing seismic data using two-dimensional ("2-D") seismic surveys to utilizing three-dimensional ("3-D") surveys. Three-dimensional seismic data, although more costly than 2-D data, is believed to provide greatly enhanced information regarding subsurface geology, resulting in improved drilling success rates and reduced exploration costs. The production of this enhanced information requires the use of a greater number of remote signal conditioners, or "channel boxes," which collect and transmit seismic data, and of various other types of peripheral seismic equipment to support the additional channel boxes. Management believes that 3-D seismic surveys will continue to increase in importance and become the dominant seismic data acquisition technique in the oil and gas industry.

     The Company's strategy is to respond to its customers' short-term demand for additional 3-D channel boxes and supporting peripheral equipment by expanding its 3-D seismic leasing operations. Historically, a majority of the Company's operations were focused on the sale and service of 2-D seismic equipment of various manufacturers. Given the expense of 3-D channel boxes and other peripheral equipment, management believes that seismic survey firms will increasingly engage in short-term leasing of such equipment as an alternative to purchasing it. In response to this trend, in February 1994, the Company entered into an agreement with Input/Output, Inc. ("I/O"), a designer and manufacturer of technologically advanced, land-based 3-D seismic data acquisition equipment and systems. Under this agreement, as amended (the "I/O Agreement"), the Company is the exclusive recipient of requests I/O receives from its customers to lease I/O 3-D channel boxes in North and South America subject to certain conditions, including certain minimum purchase requirements, and may acquire I/O 3-D channel boxes at favorable prices based on the volume of equipment purchased. Since entering into the I/O Agreement and acquiring I/O 3-D seismic equipment, the Company has changed its business focus from the leasing and sale of 2-D seismic equipment to the lease of 3-D seismic equipment, with a primary emphasis on channel boxes.

     As of June 1, 1996, the Company had purchased approximately $7.9 million of the required $10.0 million of I/O 3-D channel boxes under the I/O Agreement, and was required to purchase an additional $2.1 million of channel boxes on or before December 31, 1996. Effective June 1, 1996, the Company entered into an amendment of its Exclusive Lease Referral Agreement with I/O. Under the I/O Agreement as amended, (i) the term has been extended until May 31, 2000; (ii) the seismic data acquisition equipment that I/O will sell to the Company and with respect to which I/O will recommend the Company as a potential lessor has been expanded; and (iii) the former $10.0 million has been replaced with an aggregate $13.25 minimum purchase requirement over the remaining term of the Agreement.

     In September 1996, the Company entered into two agreements with SERCEL, S.A. ("SERCEL") a designer and manufacturer of land/shallow water seismic data acquisition systems and related equipment. One agreement, the Exclusive Equipment Lease Agreement (the "SERCEL Lease Agreement"), provides that until December 31, 1999, the Company will be SERCEL's short-term leasing agent throughout the world and that SERCEL will refer to the Company all requests it receives from its customers to lease its 3-D data acquisition equipment and other field equipment; and the Company will acquire up to $10.2 million of SERCEL's 3-D data acquisition equipment and other field equipment from SERCEL at favorable prices, $800,000 of which will consist of SERCEL's existing lease pool of primarily 3-D channel boxes. The second agreement, the Commercial Representation Agreement, provides that until September 19, 1999, the Company will be SERCEL's exclusive sales agent in Canada. In connection with entering into this agreement, the Company will establish an office in Calgary, Alberta, Canada in which up to 10 employees are anticipated to be employed. These agreements with SERCEL allow the Company to expand its customer base and materially increase the type and amount of equipment available to its customers. The SERCEL agreements are part of the Company's overall strategy to incorporate the equipment from all major 3-D seismic equipment manufacturers into its lease pool.

     The Company was formed in January 1987. Its principal offices are located at Post Office Box 1175, 44000 Highway 75 South, Huntsville, Texas, and its telephone number is (409) 291-2277.

                                     RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, POTENTIAL INVESTORS SHOULD CAREFULLY EVALUATE THE FOLLOWING RISK FACTORS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON THE VALUE OF THE COMPANY'S COMMON STOCK.

DEPENDENCE ON EXCLUSIVE LEASE REFERRAL AGREEMENT WITH INPUT/OUTPUT; COMPETITION FROM INPUT/OUTPUT

     While the Company will continue to sell and lease 2-D seismic equipment of various manufacturers, its future earnings growth is dependent upon its success in leasing 3-D seismic equipment of I/O and other manufacturers. Of critical importance to that growth is the I/O Agreement, entered into in February, 1994, pursuant to which the Company (i) is the exclusive recipient of requests from I/O customers and others to lease I/O channel boxes in North and South America; and (ii) may acquire channel boxes from I/O at favorable prices based upon the volume of equipment purchased. As a manufacturer of complete data acquisition systems that are compatible only with I/O channel boxes, I/O typically receives significant inquiries to lease I/O 3-D channel boxes from customers desiring to expand the capacities of their systems on a short-term basis. In order to continue to receive the above benefits under the I/O Agreement, except as otherwise provided therein, the Company must meet certain minimum purchase requirements of I/O 3-D channel boxes.

     In order to receive the benefits of the I/O Agreement, the Company was formerly required to purchase an aggregate of $10.0 million of I/O 3-D channel boxes in stated installments over the term of the agreement, which was to terminate on December 31, 1996 (the "Termination Date"). As of June 1, 1996, the Company had purchased approximately $7.9 million of the required $10.0 million of I/O 3-D channel boxes under the I/O Agreement, and was required to purchase an additional $2.1 million of channel boxes on or before the Termination Date. Effective June 1, 1996, the Company entered into an amendment of the I/O Agreement.

     Under the I/O Agreement as amended, (i) the term has been extended until May 31, 2000; (ii) the seismic data acquisition equipment that I/O will sell to the Company and with respect to which I/O will recommend the Company as a potential lessor has been expanded; and (iii) the former aggregate minimum purchase requirement of $10.0 million no longer applies. The other provisions of the I/O Agreement remain substantially the same.

     In addition to I/O 3-D channel boxes that were the subject of the agreement before the amendment, the I/O Agreement now covers (i) ocean bottom cable systems, which collect seismic data in an ocean environment in depths of up to 200 meters; (ii) central electronics units, which act as the control center of and test all functions of complete data acquisition systems; and
(iii) remote acquisition modules, field communication devices between channel boxes and central electronics units that allow more channel boxes to be employed in a seismic survey.

     Specifically, in place of the former aggregate $10.0 million of required purchases, the Company agreed to purchase an aggregate of $3.0 million of I/O 3-D channel boxes after June 1, 1996 and before November 30, 1996 (the "Renewal Purchase"), with a minimum of $1.5 million to be purchased by August 31, 1996. From January 1, 1997 through May 31, 1997, the Company must purchase at least an aggregate of $1.25 million of I/O seismic equipment in order to receive favorable pricing with respect to such equipment. In each of the years from June 1, 1997 through May 31, 1998, June 1 through May 31, 1999 and June 1, 1999 through May 31, 2000, the Company must purchase at least an aggregate of $3.0 million of I/O equipment (or an aggregate additional $10.25 million after the $3.0 million Renewal Purchase is made) in order to receive favorable pricing on such equipment. Since June 1, 1996, the Company has purchased an aggregate of $4.7 million of I/O equipment, thus fulfilling its obligations to make the Renewal Purchase.


     Under the I/O Agreement, subject to certain exceptions described below, the Company is the exclusive recipient of requests from I/O customers to lease I/O 3-D channel boxes in North and South America. I/O may not recommend or suggest any competitor of the Company as a potential lessor of I/O 3-D channel boxes in North and South America. However, if the Company (i) is unable to lease the 3-D channel boxes due to a shortage in its lease fleet;
(ii) cannot agree on the terms of a proposed lease with a prospective lessee within 72 hours of the lessee's introduction to the Company; or (iii) otherwise chooses not to lease to a prospective lessee, then I/O may lease channel boxes to the prospective lessee. Leases of channel boxes with purchase options are specifically excluded from the I/O Agreement. Therefore, I/O may continue to enter into leases with purchase options in North and South America during the term of the I/O Agreement. Channel boxes which I/O owned and which were subject to lease at the date of the I/O Agreement are also specifically excluded from the I/O Agreement. However, as of the date of this Prospectus, substantially all of those channel boxes have been acquired by the Company and others. After the remaining 3-D channel boxes owned by I/O and subject to lease at the date of the I/O Agreement are acquired, I/O cannot compete with the Company in North and South America except as described above.

DEPENDENCE UPON INPUT/OUTPUT

     In connection with the Company's decision to concentrate its business focus primarily upon 3-D seismic leasing and enter into the I/O Agreement, the Company has relied upon I/O to manufacture and sell to the Company the I/O 3-D seismic equipment which the Company leases to its customers and, to a lesser extent, to refer leasing customers to the Company. As a result, I/O has the ability to adversely affect the 3-D seismic leasing portion of the Company's business. While the Company does not anticipate any difficulty in obtaining channel boxes or lease referrals from I/O based upon its past experience and current relationship with I/O, any such occurrence could have a material adverse effect upon the Company's business, financial condition and results of operations. In addition, by entering into the I/O Agreement, and engaging in cooperative advertising with I/O with respect to I/O 3-D channel boxes, the Company has undertaken to establish an identity connected with I/O. As such, any adverse economic condition of I/O or negative operating results for I/O or even negative publicity about I/O or its products, could in turn adversely affect the Company's business, financial condition and results of operations. Conversely, the Company has no ability to affect I/O's operations or results of operations. As a result of entering into the SERCEL Lease Agreement, the Company is no longer solely dependent upon I/O to supply 3-D seismic equipment to the Company at favorable prices, as well as customer lease referrals. However, because of the Company's close association with I/O, the Company's business and financial condition could still be materially adversely affected by any financial or operating difficulty experienced by I/O.

DEPENDENCE UPON ADDITIONAL LEASE CONTRACTS; UNCERTAIN FUTURE RESULTS

     The Company's operating risks occur primarily in its equipment leasing business. The Company's leases typically have a term of three to nine months and provide gross revenues equal to 20% to 80% of the acquisition cost of the new equipment, thereby recovering only a portion of the Company's capital investment. The Company's ability to generate lease revenues, and thus its profitability, is dependent upon obtaining additional lease contracts after the termination of an initial lease. However, lessees are under no obligation to, and frequently do not, continue to lease seismic equipment after the expiration of a lease. Although the Company has been successful in obtaining additional lease contracts with other lessees after the termination of three-to-nine month equipment leases, there can be no assurance that it will continue to do so. The Company's failure to obtain additional or extended leases beyond the initial term would have a material adverse effect on its operations and financial condition.

POTENTIAL LIABILITY EXPOSURE; POSSIBILITY OF INADEQUATE COVERAGE

     The Company maintains general liability insurance coverage for potential claims, the nature and amount of which it believes is customary in the industry. There is no assurance that adequate insurance will be available to the Company in the future on terms as favorable as those contained in its existing arrangements. The Company's lease equipment is covered by a minimum of $1,000,000 general liability and actual loss coverage when under lease. This insurance is paid for by the Company's lessees and the Company receives certification that it has been named as additional insured and loss payee on lessees' policies prior to delivery of equipment. Thus, the Company's lessees bear the risk of loss or damage to leased equipment during the lease term.

POSSIBLE ADVERSE EFFECT OF INSTABILITY OF OIL AND GAS INDUSTRY AND DEMAND FOR SERVICES

     Demand for the Company's services depends upon the level of spending by oil and gas companies for exploration, production, and development activities, as well as on the number of land seismic crews operating in the world, and especially in North America. Fluctuations in the price of oil and gas in response to relatively minor changes in the supply and demand for oil and natural gas continue to have a major effect on these activities and thus, on the demand for the Company's services. Published industry sources indicate that the number of seismic crews working worldwide has declined from approximately 1,500 in 1988 to 1,214 as of July 1, 1996. Likewise, those sources indicate that the number of seismic crews working in North America has declined from 300 in 1988 to 140 as of July 1, 1996. The Company believes that the number of active crews will continue to decline through the year
2000, but it anticipates that the total amount of 3-D seismic equipment in use by those crews and the number of channels required for seismic surveys will continue to increase in an effort to increase drilling success rates and decrease exploration costs. There can be no assurance of an increased demand f or additional 3-D seismic equipment or as to the level of future demand for the Company's services.

VULNERABILITY TO WEATHER CONDITIONS AND SEASONAL RESULTS

     The third and fourth quarters of the calendar year have historically accounted for, and are expected in the future to account for, a greater portion of the Company's operating revenue than do the first and second quarters of the calendar year. This fluctuation in revenues is primarily due to the increased seismic survey activity in Canada from October through March, which significantly affects the Company because about one-half of the Company's total revenues are historically attributable to Canadian operations. This seasonal pattern, may cause the Company's results of operations to vary significantly from quarter to quarter. Accordingly, period-to-period comparisons are not necessarily meaningful and should not be relied on as indicative of future results.

TRANSACTIONS WITH AFFILIATES

     The Company has had several transactions with affiliates, including a consulting agreement. In particular, until September 1995 the Company was leasing its facilities from an affiliate at approximately twice the cost per square foot being paid by an unrelated third party for adjacent facilities. In September 1995 the Company purchased the facilities in an arm's-length transaction. Other than with respect to such lease, management of the Company believes that the terms of such transactions are reasonable and fair. However, in no case has an independent determination as to the fairness been made and the affiliates have no fiduciary obligation to the Company. Therefore, such transactions may be subject to self-dealing by affiliates.

TECHNOLOGICAL OBSOLESCENCE

     The Company has a substantial capital investment in 3-D seismic equipment. In addition, under the I/O Agreement, the Company is required to make a substantial additional investment in I/O 3-D seismic equipment. The Company believes that the technology represented by the 3-D equipment in service and to be acquired from I/O will not become obsolete prior to the Company's recovery of its initial investment. However, there can be no assurance that manufacturers of seismic equipment will not develop alternative systems that would have competitive advantages over systems now in use, thus having potentially adverse affects on the Company's ability to profitably lease its existing 3-D seismic equipment. In the past, the Company has been successful in avoiding material losses caused by technological obsolescence by selling its older technology 2-D seismic equipment in the international market and, to a lesser extent, to smaller seismic survey firms in the domestic market. However, there can be no assurance that the Company will be able to sell technologically obsolete equipment in the future.

CUSTOMER CONCENTRATION

     The Company typically sells and leases significant amounts of seismic equipment to a relatively small number of customers, the composition of which changes from year to year as leases are negotiated and concluded and equipment needs vary. Therefore, at any one time, a large portion of the Company's revenues may be derived from a limited number of customers. In the years ended January 31, 1995 and January 31, 1996, one customer accounted for approximately 16% and 18%, respectively, of the Company's total revenues. The termination of any large seismic lease could have a material adverse effect on the Company's operations if the Company does not replace such business on a timely basis.

NEED FOR ADDITIONAL FINANCING

     Under the I/O Agreement, as amended, the Company is required to purchase a total of $13.25 million, or an additional $8.55 million, of I/O equipment by May 31, 2000. In addition, under the terms of the SERCEL Lease

Agreement, the Company will acquire up to $10.2 million of SERCEL's seismic data acquisition equipment at favorable prices over the term thereof. Specifically, the Company has agreed to the following minimum purchases through December 31, 1999:

               September 20, 1996 through June 30, 1997 - $1.7 million July 1, 1997 through December 31, 1997 - $1.7 million January 1, 1998 through June 30, 1998 - $1.7 million July 1, 1998 through December 31, 1998 - $1.7 million January 1, 1999 through June 30, 1999 - $1.7 million July 1, 1999 through December 31, 1999 - $1.7 million

As of the date of this Prospectus, the Company has acquired $800,000 of seismic data acquisition equipment, and must purchase an additional $9.4 million of such equipment.

     The Company anticipates that the cash flow generated from the 3-D channel boxes which it currently owns, the available portions of its $1.0 million line of credit with a bank and its $4.2 million term loan with a bank, and all or a portion of the approximately $4.2 million aggregate proceeds it has received from the exercise of the public warrants, certain bridge warrants, and representative's warrants issued to the representative of the underwriters in the Company's initial public offering in January 1995, will be used to fund in part the remaining aggregate $8.55 million and $9.4 million of subsequent minimum purchases required over the term of the I/O Agreement and the SERCEL Lease Agreement, respectively. However, the Company anticipates that it may require additional equipment loans in order to fully fund those minimum purchase requirements. There can be no assurance that the Company will be able to obtain such equipment financing loans on terms acceptable to the Company, if at all. Failure to meet the minimum purchase requirement in one or more periods would mean the loss of favorable pricing provided for by the I/O Agreement and the SERCEL Lease Agreement, which would have a material adverse effect on the Company's future operations and profits.

COMPETITION

     Competition in the leasing of seismic equipment is fragmented, and the Company is aware of numerous companies that engage in such equipment leasing. Many of these competitors, however, do not lease seismic equipment of several manufacturers, have as extensive seismic lease pool as does the Company or offer maintenance and support during the lease term. They also do not have exclusive lease referral agreements with manufacturers similar to the Company's. Competition exists to a lesser extent from seismic data acquisition firms seeking to generate revenue from equipment that is temporarily idle. Under the I/O Agreement, I/O and its subsidiary, Global Charter Corporation (``Global'') retain the right to continue to (i) lease channel boxes in certain situations where the Company and a prospective lessee cannot or do not enter into a lease, as more fully described in the I/O Agreement; (ii) lease channel boxes with a purchase option in North and South America and
(iii) lease the channel boxes owned by either of them and subject to lease on the date of the I/O Agreement. However, as of the date of this Prospectus, substantially all of the latter channel boxes have been acquired by the Company and others. After the remaining 3-D channel boxes owned by I/O and subject to lease at the date of the I/O Agreement are acquired, I/O cannot compete with the Company in North and South America except as described above. The Company has several competitors engaged in seismic equipment sales, including land-based seismic data acquisition companies and major oil and gas exploration companies that use seismic equipment, many of which have substantially greater financial resources than the Company. There are also numerous smaller competitors who, in the aggregate, generate significant revenue from the sale of seismic survey equipment.

DEPENDENCE ON KEY PERSONNEL

     The Company's success is dependent on, among other things, the services of Billy F. Mitcham, Jr., the Chairman of the Board, President and Chief Executive Officer of the Company. In May 1994, the Company entered into an employment agreement with Mr. Mitcham for a term of three years, subject to earlier termination upon certain stated events. Under the employment agreement, the Company agreed to pay Mr. Mitcham an annual salary of $100,000, subject to increase by the Company's Board of Directors. The employment agreement prohibits Mr.

Mitcham from providing services to, and from contacting or soliciting in an effort to provide services to, any competitor of the Company for two years after the termination of his employment. The Company has obtained a $1.0 million key employee life insurance policy payable to the Company in the event of Mr. Mitcham's death. The loss of the services of Mr. Mitcham could have a material adverse effect on the Company.


CONTROL BY PRINCIPAL SHAREHOLDER

     As of the date of this Prospectus, Billy F. Mitcham, Jr. owned and had voting control of approximately 15.4% and 30%, respectively, of the outstanding shares of Common Stock. After the consummation of the offering, he will own and have voting control of approximately 8.9% and 23%, respectively, of the outstanding shares of Common Stock. It should be assumed that, although Mr. Mitcham does not own a majority interest, he will exercise effective voting control over most corporate actions that require shareholder approval, and may therefore exercise a controlling influence over the Company.


NO DIVIDEND HISTORY

     The Company has never paid cash dividends on its Common Stock. The Company does not presently anticipate paying any cash dividends on the Common Stock in the foreseeable future.

POSSIBLE ADVERSE EFFECT OF ISSUANCE OF PREFERRED STOCK WITHOUT SHAREHOLDER APPROVAL

     The Company's Articles of Incorporation authorize the issuance of 1,000,000 shares of "blank check" preferred stock, par value $1.00 per share
("Preferred Stock") with such designations, rights and preferences as may be determined from time to time by the Board of Directors. No shares of Preferred Stock will be outstanding as of the consummation of this Offering. However, because the Board of Directors is empowered to issue Preferred Stock with such preferences and rights as it determines, it may afford the holders of any series of Preferred Stock preferences, rights or voting powers superior to those of the holders of Common Stock. Although the Company has no present intention to issue any shares of its Preferred Stock, there can be no assurance that the Company will not do so in the future.

LIMITATION ON DIRECTOR LIABILITY

     The Company's Articles of Incorporation, as amended, provide, as permitted by governing Texas law, that a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage shareholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by shareholders on behalf of the Company against a director.

                               SELLING SECURITY HOLDERS

     The following table sets forth the name of each Selling Security Holder and the number of shares of Common Stock being offered by each Selling Security Holder. The shares of Common Stock being offered hereby are being registered to permit public secondary trading, and the Selling Security Holders may offer all or a portion of the shares for resale from time to time. See "Plan of Distribution."


                                      SHARES                     SHARES        PERCENTAGE
                                    BENEFICIALLY               BENEFICIALLY    BENEFICIALLY
                                      OWNED                      OWNED           OWNED
                                      BEFORE       SHARES        AFTER           AFTER
NAME                                 OFFERING      OFFERED      OFFERING       OFFERING+
----                                 --------      -------      --------       ---------

Billy F. Mitcham, Jr. . . . . . .   1,355,062(1)   300,000      1,055,062         23%

Billy F. Mitcham III, Trust . . .      45,981(2)     8,721        37,260           *

Benjamin R. Mitcham Trust . . . .      45,981(2)     8,721        37,260           *

Roberto Rios  . . . . . . . . . .      12,772(3)    12,772          --             --

William J. Sheppard . . . . . . .      12,772(3)    12,772          --             --

Alamo Atlas Group, Inc. . . . . .     148,597(4)   148,597          --             --

Thomas M. Hunt  . . . . . . . . .         929          929          --             --

Dan D. Sudduth  . . . . . . . . .      17,030(5)    17,030          --             --

Milton Barbarosh  . . . . . . . .       3,230(5)     3,230          --             --

Carl L. Norton  . . . . . . . . .      40,530(5)    40,530          --             --

Heptagon Investments Limited. . .       3,750        3,750          --             --

OVH, Inc. . . . . . . . . . . . .      12,000       12,000          --             --

Marathon Holding Corporation. . .       1,751        1,751          --             --

Margolis Holding Corporation. . .       1,750        1,750          --             --

Jeffrey E. Margolis . . . . . . .       1,749        1,749          --             --

Sabrina A. McTopy . . . . . . . .       6,381        6,381          --             --

Robert T. Kirk  . . . . . . . . .     154,500(6)   154,500          --             --

Glen Desort . . . . . . . . . . .      39,000(6)    39,000          --             --

Michael Morrisett . . . . . . . .       6,100(6)     6,100          --             --

Jack Gilbert  . . . . . . . . . .       6,000(6)     6,000          --             --

Ken Kamen . . . . . . . . . . . .       6,000(6)     6,000          --             --

Brian Herman  . . . . . . . . . .       6,000(6)     6,000          --             --

Wendy Tand Gusrae . . . . . . . .      25,500(6)    25,500          --             --

The Equity Group, Inc.  . . . . .      35,000(7)    35,000          --             --

          TOTAL                     1,988,365      858,783      1,129,582          23%


_______________

 + Assumes no shares are effected by the Selling Security Holder during the offering period other than pursuant to this Registration Statement.

 *   Less than 1%

(1) Includes an aggregate of 445,740 shares of Common Stock owned by Billy F. Mitcham, Sr. (242,540 shares), Paul C. Mitcham (118,680 shares) and two trusts established for the benefit of Mr. Mitcham, Jr.'s sons (37,260 shares for each trust), and as to which shares Mr. Mitcham, Jr. has the right to vote under a Voting Agreement. Also includes shares underlying currently exercisable options to purchase an aggregate of 200,692 shares of Common Stock, as follows: Billy F. Mitcham, Jr. (116,000 shares), Billy F. Mitcham, Sr. (45,750 shares), Paul C. Mitcham (21,500 shares), and the two trusts (8,721 shares each).

(2) Represents 37,260 shares that are included in the number of shares beneficially owned by Billy F. Mitcham, Jr. and 8,721 shares that may be acquired upon the exercise of a warrant at an exercise price of $3.87 per share.

(3) Includes 2,422 shares that may be acquired upon the exercise of a warrant at an exercise price of $3.87 per share.

(4) Includes 31,977 shares that may be acquired upon the exercise of a warrant at an exercise price of $3.87 per share.

(5) Includes or represents 3,230 shares that may be acquired upon the exercise of a warrant at an exercise price of $3.87 per share.

(6) Includes or represents shares that may be acquired upon the exercise of an aggregate of 29,500 Representative's Warrants and 85,000 Underlying Representative's Warrants issued in the Company's initial public offering in January 1995. Each Representative's Warrant entitles the holder to purchase a unit at an exercise price of $7.97 per unit, consisting of two shares of Common Stock and an Underlying Representative's Warrant to purchase an additional share of Common Stock at an exercise price of $4.20 per share.

(7) Represents shares that may be acquired upon the exercise of warrants at an exercise price of $3.50 per share.

                                 PLAN OF DISTRIBUTION

     The Selling Security Holders may offer the shares of Common Stock subject to this Prospectus from time to time in one or more offerings through dealers or agents or directly to one or more purchasers in fixed price offerings, in negotiated transactions, at market prices prevailing at the time of sale or at prices related to such market prices. Resales by the purchasers of such shares may be made in the same manner.

     The distribution of the shares of Common Stock by the Selling Security Holders, or by transferees of the Selling Security Holders, may be effected from time to time in one or more transactions (which may involve block transactions) in the over-the-counter market, in negotiated transactions or in a combination of such methods of sale, at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Selling Security Holders may effect such transactions by selling shares of Common Stock directly to purchasers or to or through broker-dealers acting as principals or agents. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Security Holders or the purchasers of the shares of Common Stock for whom such broker-dealers may act as agent, or to whom they may sell as principal or both (which compensation, as to a particular broker-dealer, may be less than or in excess of customary commissions).

     Upon the Company's being notified by a Selling Security Holder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distributions or secondary distribution, a supplemental Prospectus will be filed, pursuant to Rule 424(b) under the Act, setting forth (i) the name of each Selling Securityholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out in this Prospectus and (vi) other facts material to the transactions.

     The Selling Security Holders and any broker-dealers or agents who participate in a sale of shares of Common Stock covered by this Prospectus may be deemed to be underwriters (within the meaning of such term under the Securities Act) of the Common Stock offered thereby. Any commissions received by them, as well as any proceeds from any sales as principal by them, may be deemed to be underwriting discounts and commissions under the Securities Act. Unless otherwise set forth in the applicable Prospectus Supplement, such dealers or agents may, under agreements with the Selling Security Holders, be entitled to indemnification by the Company or the Selling Security Holders against certain civil liabilities under the Securities Act.

     There are no contractual arrangements between or among any of the Selling Security Holders with respect to sales of Common Stock and no Underwriter will be acting for the Selling Security Holders. The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered hereby. However, if all of warrants representing shares of Common Stock in this offering are exercised, the Company will receive aggregate proceeds therefrom of approximately $962,000.

                                    LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed on for the Company by Norton, Jacobs, Kuhn & McTopy, L.L.P. Members of that firm own an aggregate of 43,681 shares of Common Stock, a warrant to acquire an additional 3,230 shares of Common Stock at $3.87 per share and warrants to acquire an additional 50,000 shares of Common Stock at $6.43 per share. Members of that firm are offering an aggregate of 46,911 shares pursuant to this Prospectus. See "Selling Security Holders."

                                       EXPERTS

     The audited financial statements incorporated by reference in this Prospectus have been incorporated herein in reliance on the report of Hein + Associates, LLP, independent certified public accountants, given on the authority of such firm as experts in accounting and auditing.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN, OR INCORPORATED BY REFERENCE IN, THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF, OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                -------------------


                                 TABLE OF CONTENTS


Available Information. . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Documents Incorporated by Reference. . . . . . . . . . . . . . . . . . . . .  2
Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
Selling Security Holders . . . . . . . . . . . . . . . . . . . . . . . . . . 10
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12




                          MITCHAM INDUSTRIES, INC.


                               858,783 SHARES

                                    OF

                                COMMON STOCK











                                 -------------------

                                 P R O S P E C T U S

                                 -------------------


                                              , 1996
                                 -------------


-------------------------------------------------------------------------------
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


                                      P A R T  II

                        INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Expenses payable in connection with the issuance and distribution of the securities to be registered (other than underwriting discounts and commissions), are estimated as follows:

     Securities and Exchange Commission filing fee . . . . . . . . . .  $1,740
     Printing expenses . . . . . . . . . . . . . . . . . . . . . . . .   3,500*
     Legal fees and expenses . . . . . . . . . . . . . . . . . . . . .   8,000*
     Accounting fees and expenses  . . . . . . . . . . . . . . . . . .   6,000*
     Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . .     760
                                                                       -------
          TOTAL. . . . . . . . . . . . . . . . . . . . . . . . . . . . $20,000
                                                                       -------
                                                                       -------

    --------------------------
     *  Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Nine of the Company's Amended and Restated Articles of Incorporation (the "Articles") eliminates or limits the personal liability of directors for damages for an act or omission in the director's capacity as a director, except for (i) a breach of a director's duty of loyalty to the Company or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the Company or that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the directors' office; or (iv) an act or omission for which the liability of a director is expressly provided for by an applicable statute.

     Article Eleven of the Articles makes mandatory the indemnification of directors permitted under Section B of Article 2.02-1 of the Texas Business Corporation Act ("TBCA") and permits the Company to advance the reasonable expenses of a director upon compliance with the requirements of Sections K and L thereof.

     Article 2.02-1 of the TBCA provides as follows:

     A.  In this article:

          (1) "Corporation" includes any domestic or foreign predecessor entity of the corporation in a merger, consolidation, or other transaction in which the liabilities of the predecessor are transferred to the corporation by operation of law and in any other transaction in which the corporation assumes the liabilities of the predecessor but does not specifically exclude liabilities that are the subject matter of this article.

          (2) "Director" means any person who is or was a director of the corporation and any person who, while a director of the corporation, is or was serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise.

          (3)  "Expenses" include court costs and attorneys' fees.

          (4)  "Official capacity" means

               (a) when used with respect to a director, the office of director in the corporation, and

               (b) when used with respect to a person other than a director, the elective or appointive office in the corporation held by the officer or the employment or agency relationship undertaken by the employee or agent in behalf of the corporation, but

               (c) in both Paragraphs (a) and (b) does not include service for any other foreign or domestic corporation or any partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise.

          (5) "Proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding.

     B. A corporation may indemnify a person who was, is or is threatened to be a made a named defendant or respondent in a proceeding because the person is or was a director only if it is determined in accordance with Section F of this article that the person:

          (1)  conducted himself in good faith;

          (2)  reasonably believed:

               (a) in the case of conduct in his official capacity as a director of the corporation, that his conduct was in the corporation's best interests; and

               (b) in all other cases, that his conduct was at least not opposed to the corporation's best interests; and

          (3) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

     C. Except to the extent permitted by Section E of this article, a director may not be indemnified under Section B of this article in respect of a proceeding:

          (1) in which the person is found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person's official capacity; or

          (2) in which the person is found liable to the corporation.

     D. The termination of a proceeding by judgment, order, settlement, or conviction, or on a plea of nolo contendere or its equivalent is not of itself determinative that the person did not meet the requirements set forth in Section B of this article. A person shall be deemed to have been found liable in respect of any claim, issue or matter only after the person shall have been so adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom.

     E. A person may be indemnified under Section B of this article against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred by the person in connection with the proceeding; but if the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification (1) is limited to reasonable expenses actually incurred by the person in connection with the proceeding and (2) shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation.

     F. A determination of indemnification under Section B of this article must be made:

          (1) by a majority vote of a quorum consisting of directors who at the time of the vote are not named defendants or respondents in the proceeding;

          (2) if such a quorum cannot be obtained, by a majority vote of a committee or the board of directors, designated to act in the matter by a majority vote of all directors, consisting solely of two or more directors who at the time of the vote are not named defendants or respondents in the proceeding;

          (3) by special legal counsel selected by the board of directors of a committee of the board by vote as set forth in Subsection (1) or (2) of this section, or if such a quorum cannot be obtained and such a committee cannot be established, by a majority vote of all directors; or

          (4) by the shareholders in a vote that excludes the shares held by directors who are named defendants or respondents in the proceeding.

     G. Authorization of indemnification and determination as to reasonableness of expenses must be made in the same manner as the determination that indemnification is permissible, except that if the determination that indemnification is permissible is made by special legal counsel, authorization of indemnification and determination as to reasonableness of expenses must be made in the manner specified by Subsection (3) of Section F of this article for the selection of special legal counsel. A provision obtained in the articles of incorporation, the bylaws, a resolution of shareholders or directors, or an agreement that makes mandatory the indemnification permitted under Section B of this article shall be deemed to constitute authorization of indemnification in the manner required by this section even though such provision may not have been adopted or authorized in the same manner as the determination that indemnification is permissible.

     H. A corporation shall indemnify a director against reasonable expenses incurred by him in connection with a proceeding in which he is a named defendant or respondent because he is or was a director if he has been wholly successful, on the merits or otherwise, in the defense of the proceeding.

     I. If, in a suit for the indemnification required by Section H of this article, a court of competent jurisdiction determines that the director is entitled to indemnification under that section, that court shall order indemnification and shall award to the director the expenses incurred in securing the indemnification.

     J. If, upon application of a director, a court of competent jurisdiction determines, after giving any notice the court considers necessary, that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he has met the requirements set forth in Section B of this article or has been adjudged liable in the circumstances described by Section C of this article, the court may order the indemnification that the court determines is proper and equitable; but if the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification shall be limited to reasonable expenses actually incurred by the person in connection with the proceeding.

     K. Reasonable expenses incurred by a director who was, is, or is threatened to be made a named defendant or respondent in a proceeding may be paid or reimbursed by the corporation, in advance of the final disposition of the proceeding and without any of the determinations specified in Sections F and G of this article, after the corporation receives a written affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification under this article and a written undertaking by or on behalf of the director to repay the amount paid or reimbursed if it is ultimately determined that he has not met that standard or if it is ultimately determined that indemnification of the director against expenses incurred by him in connection with that proceeding is prohibited by Section E of this article.
A provision contained in the articles of incorporation, the bylaws, a resolution of shareholders or directors, or an agreement that makes mandatory the payment or reimbursement permitted under this section shall be deemed to constitute authorization of that payment or reimbursement.

     L. The written undertaking required by Section K of this article must be an unlimited general obligation of the director but need not be secured. It may be accepted without reference to financial ability to make repayment.

     M. A provision for a corporation to indemnify or to advance expenses to a director who was, is or is threatened to be made a named defendant or respondent in a proceeding, whether contained in the articles of incorporation, the bylaws, a resolution of shareholders or directors, an agreement, or otherwise, except in accordance with Section R of this article, is valid only to the extent it is consistent with this article as limited by the articles of incorporation, if such a limitation exists.

     N. Notwithstanding any other provision of this article, a corporation may pay or reimburse expenses incurred by a director in connection with his appearance as a witness or other participation in a proceeding at a time when he is not a named defendant or respondent in the proceeding.

     O. An officer of the corporation shall be indemnified as, and to the same extent, provided by Sections H, I, and J of this article for a director and is entitled to seek indemnification under those sections to the same extent as a director. A corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation to the same extent that it may indemnify and advance expenses to directors under this article.

     P. A corporation may indemnify and advance expenses to persons who are or were not officers, employees, or agents of the corporation but who are or were serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise to the same extent that it may indemnify and advance expenses to directors under this article.

     Q. A corporation may indemnify and advance expenses to an officer, employee, agent, or person identified in Section P of this article and who is not a director such further extent, consistent with law, as may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract or as permitted or required by common law.

     R. A corporation may purchase and maintain insurance or another arrangement on behalf of any person who is or was a director, officer, employee, or agent of the corporation or who is or was serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person, whether or not the corporation would have the power to indemnify him against that liability under this article. If the insurance or other arrangement is with a person or entity that is not regularly engaged in the business of providing insurance coverage, the insurance or arrangement may provide for payment of a liability with respect to which the corporation would not have the power to indemnify the person only if including coverage for the additional liability has been approved by the shareholders of the corporation. Without limiting the power of the corporation to procure or maintain any kind of insurance or other arrangement, a corporation may, for the benefit of persons indemnified by the corporation, (1) create a trust fund; (2) establish any form of self-insurance; (3) secure its indemnity obligation by grant of a security interest or other lien on the assets of the corporation; or (4) establish a letter of credit, guaranty, or surety arrangement. The insurance or other arrangement may be procured, maintained, or established within the corporation or with any insurer or other person deemed appropriate by the board of directors regardless of whether all or part of the stock or other securities of the insurer or other person are owned in whole or part by the corporation. In the absence of fraud, the judgment of the board of directors as to the terms and conditions of the insurance or other arrangement and the identity of the insurer or other person participating in an arrangement shall be conclusive and the insurance or arrangement shall not be voidable and shall not subject the directors approving the insurance or arrangement to liability, on any ground, regardless of whether directors participating in the approval are beneficiaries of the insurance or arrangement.

     S. Any indemnification of or advance of expenses to a director in accordance with this article shall be reported in writing to the shareholders with or before the notice or waiver of notice of the next shareholders' meeting or with or before the next submission to shareholders of a consent to action without a meeting pursuant to Section A, Article 9.10, of this Act and, in any case, within the 12-month period immediately following the date of the indemnification or advance.

     T. For purposes of this article, the corporation is deemed to have requested a director to serve an employee benefit plan whenever the performance by him of his duties to the corporation also imposes duties on or otherwise involves services by him to the plan or participants or beneficiaries of the plan. Excise taxes assessed on a director with respect to an employee benefit plan pursuant to applicable law are deemed fines. Action taken or omitted by him with respect to an employee benefit plan in the performance of his duties for a purpose reasonably believed by him to be in the interest of the participants and beneficiaries of the plan is deemed to be for a purpose which is not opposed to the best interests of the corporation.

     U. The articles of incorporation of a corporation may restrict the circumstances under which the corporation is required or permitted to indemnify a person under Section H, I, J, O, P, or Q of this article.

ITEM 16.  EXHIBITS.


EXHIBIT                                                           SEQUENTIALLY
  NO.               IDENTIFICATION OF EXHIBITS                   NUMBERED PAGES
-------             --------------------------                   --------------

  5     --- Opinion of Norton, Jacobs, Kuhn & McTopy, L.L.P., as to the
            legality of the Common Stock
 10.1   --- Exclusive Lease Referral Agreement, dated May 14, 1996, between the Company and Pelton Company, Inc.
 10.2   --- Exclusive Equipment Lease Agreement, effective
            September 20, 1996, between the Company and SERCEL, S.A.
 10.3   --- Commercial Representation Agreement, effective
            September 20, 1996, between Mitcham Canada Ltd., an
            Alberta corporation, and Georex, Inc., acting through its Sercel, Inc. division
 11     --- Subsidiaries of the Company
 24.1   --- Consent of Hein + Associates LLP
 24.2   --- Consent of Norton, Jacobs, Kuhn & McTopy, L.L.P. (included in
            Exhibit 5)
 25     --- Power of Attorney (included as part of the signature page of the Registration Statement)


ITEM 17.  UNDERTAKINGS.

     (a)  The undersigned Registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement to include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the "Securities Act") to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange
Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person of the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                      SIGNATURES

     IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS OF FILING ON FORM S-3 AND HAS DULY AUTHORIZED AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF OF THE UNDERSIGNED, THERETO DULY AUTHORIZED IN THE CITY OF HUNTSVILLE, STATE OF TEXAS, ON OCTOBER 23, 1996.

                                MITCHAM INDUSTRIES, INC.


                                By:   /s/ BILLY F. MITCHAM, JR.
                                   ------------------------------------
                                   BILLY F. MITCHAM, JR., CHAIRMAN OF THE
                                   BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                   (PRINCIPAL EXECUTIVE OFFICER)


                                By:   /s/ ROBERTO RIOS
                                   ------------------------------------
                                   ROBERTO RIOS, VICE PRESIDENT-FINANCE
                                   (PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER)

     IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON OCTOBER 23, 1996.


      SIGNATURE                      TITLE/CAPACITY
      ---------                      --------------
   /s/ BILLY F. MITCHAM, JR.         Chairman of the Board, President and Chief
--------------------------------     Executive Officer
       BILLY F. MITCHAM, JR.

             *                       Vice President -- Operations and Director
--------------------------------
       PAUL C. MITCHAM

   /s/ ROBERTO RIOS                  Vice President -- Finance, Secretary,
--------------------------------     Treasurer and Director
       ROBERTO RIOS

             *                       Vice President of International Operations
--------------------------------     and Director
        WILLIAM J. SHEPPARD

             *                       Director
--------------------------------
        RANDAL DEAN LEWIS

* By:  /s/ BILLY F. MITCHAM, JR.
      ----------------------------
       BILLY F. MITCHAM, JR., ATTORNEY-IN-FACT

                                  INDEX TO EXHIBITS


EXHIBIT                                                                       SEQUENTIALLY
NO.                 IDENTIFICATION OF EXHIBITS                               NUMBERED PAGES
---                 --------------------------                               --------------

  5       --- Opinion of Norton, Jacobs, Kuhn & McTopy, L.L.P., as to the
              legality of the Common Stock
 10.1     --- Exclusive Lease Referral Agreement, dated May 14, 1996, between the Company and Pelton Company, Inc.
 10.2     --- Exclusive Equipment Lease Agreement, effective
              September 20, 1996, between the Company and SERCEL, S.A.
 10.3     --- Commercial Representation Agreement, effective
              September 20, 1996, between Mitcham Canada Ltd., an
              Alberta corporation, and Georex, Inc., acting through its
              Sercel, Inc. division
 11       --- Subsidiaries of the Company
 24.1     --- Consent of Hein + Associates LLP
 24.2     --- Consent of Norton, Jacobs, Kuhn & McTopy, L.L.P. (included in
              Exhibit 5)
 25       --- Power of Attorney (included as part of the signature page of the
              Registration Statement)